SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
STELCO INC.
386 Wilcox Street, P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE
TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Secured Floating Rate Notes due 2016	U.S. Dollar
equivalent of Cdn
$275.0 million at
date of issuance

     Approximate date of proposed public offering: On the consummation date of the Reorganization referred to herein, which the obligor estimates will occur on or about March 31, 2006.
Name and address of agent for service:
Kenneth R. Blackman
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

EXPLANATORY NOTE
     On October 14, 2005, Stelco Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) an Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-28792) (the “Initial Form T-3”), which was subsequently amended on November 1, 2005 and November 14, 2005. The Initial Form T-3, as so amended, covered the indentures relating to the debt securities to be issued under the Company’s Plan of Arrangement and Reorganization dated October 3, 2005 pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act (the “Plan”). The SEC declared the Initial Form T-3 effective on November 14, 2005.
     Following the SEC declaring the Initial Form T-3 effective, the Plan was amended and the indenture securities to be issued thereunder changed.
     This Form T-3 covers the indenture securities to be issued under the Company’s Third Amended and Restated Plan of Arrangement and Reorganization dated December 9, 2005 pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act.

GENERAL
1.	General information. Furnish the following as to the applicant:
(a)	Form of Organization: A corporation.

(b)	State or other sovereign power under the laws of which organized: Canada.
2.	Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the “1933 Act”) is not required.

Registration of the indenture securities is not required by reason of the exemption from registration provided by Section 3(a)(10) of the 1933 Act and for the other reasons described below.

The indenture securities are to be issued in connection with the reorganization (the “Reorganization”) of Stelco Inc. (the “Applicant” or the “Company”) under the Third Amended and Restated Plan of Arrangement and Reorganization (the “Third Amended and Restated Plan”) of the Company pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act. In the Reorganization, various claims against and securities of the Applicant (“Existing Claims”) will be exchanged for Secured Floating Rate Notes due 2016 (the “New Notes”) (including all guarantees (the “Guarantees”) of the Company’s payment and/or performance given in connection therewith), common shares of the Company (the “New Common Shares”), warrants to purchase New Common Shares (the “New Warrants”, and together with the New Notes, the Guarantees and the New Common Shares, the “New Securities”).

Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:
“. . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . .”
The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the various documents relating to the Reorganization (the “Meeting Materials”) (see Exhibits T3E.1 to T3E.6), each of these elements will be satisfied in connection with the issuance of the New Securities in the Reorganization.
(a)	Exchange of Securities.

In the course of the Reorganization, the New Securities will be issued in exchange for claims against and securities of the Applicant.

(b)	Fairness Hearing.

Commencing on January 17, 2006, the Ontario Superior Court of Justice (the “Court”) conducted a hearing in relation to the Third Amended and Restated Plan. On March 9, 2006, the Court conducted a further hearing at which the Court considered the addition of the Guarantees to the securities to be issued in the exchange under the Third Amended and Restated Plan. Claimholders were notified of the hearings in a manner satisfactory to the Court and all claimholders had the right to appear at such hearings and to present evidence or testimony with respect to the fairness of the terms and conditions of the Reorganization to the claimholders.

Prior to the consummation of the Reorganization, a further hearing will be held to consider certain amendments to the Third Amended and Restated Plan. All claimholders will be notified of such hearing and will have the right to appear at such hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Reorganization to the claimholders.

(c)	Court Approval.

At the hearings, the Court reviewed the proceedings under the Companies’ Creditors Arrangement Act (Canada), including the approval of the Third Amended and Restated Plan by the claimholders, and determined that the transactions contemplated by the Third Amended and Restated Plan were fair. The Court was advised that its rulings (collectively, the “Court Order”) would be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

The New Notes which may be issued in the future, at the Company’s option, as or in respect of interest on the New Notes as described in note (1) to the table in Item 7(a) will be issued in transactions not constituting a “sale” within the meaning of Section 2(3) of the 1933 Act.
AFFILIATIONS
3.	Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentage of voting securities or other bases of control.

Entity	Ownership Interest

Stelco Inc. (Can.)
Hamilton Steel GP Inc. (Can.) (a)	100%
Hamilton Steel Limited Partnership (Ont.) (a)	100	%(b)
Baycoat (Ont.)	50%
742784 Ontario Inc. (Ont.)	50%
Baycoat Limited (Can.)	50%
Baycoat (Ont.)	50%
Z-Line Company (Ont.)	60%
D.C. Chrome Limited (Ont.)	50%
Lake Erie Steel GP Inc. (Can.) (a)	100%
Lake Erie Steel Limited Partnership (Ont.) (a)	100	%(b)
Lake Erie Slab Company Inc. (Ont.)	100%
Hamilton Coke GP Inc. (Can.) (a)	100%
Hamilton Coke Limited Partnership (Ont.) (a)	100	%(b)
Lake Erie Coke GP Inc. (Can.) (a)	100%
Lake Erie Coke Limited Partnership (Ont.) (a)	100	%(b)
HMLTN Energy GP Inc. (Can.) (a)	100%
HMLTN Energy Limited Partnership (Ont.) (a)	100	%(b)
Lake Erie Energy GP Inc. (Can.) (a)	100%
Lake Erie Energy Limited Partnership (Ont.) (a)	100	%(b)
HLE Mining GP Inc. (Can.) (a)	100%
HLE Mining Limited Partnership (Ont.) (a)	100	%(b)
Wabush Mines (Qué.)	44.6%
Arnaud Railway Company (Qué.)	44.6%
Wabush Lake Railway Company Ltd. (Nfld.)	44.6%
Knoll Lake Minerals Limited (Can.)	26%
Northern Land Company Limited (Nfld.)	22.3%
Twin Falls Power Corporation Ltd. (Can.)	7.6%
Stelco Holding Company (Del.) (a)	100%
Stelco Coal Company (Penn.) (a)	100%
Mathies Coal Co. (Penn.)	13.3%
Beckley Coal Co. (W. Va.)	25%
Ontario Iron Co. (Minn.)	10%
Stelco Erie Corporation (Del.) (a)	100%
Kanawha Coal Company (W. Va.) (a)	100%
Ontario Tilden Company (Mich.) (a)	100%
Tilden Mining Company, L.C. (Mich.)	15%
Ontario Coal Company (Del.) (a)	100%
Ontario Hibbing Company (Minn.) (a)	100%
Hibbing Development Company (Minn.)	24.1%

Entity	Ownership Interest

Hibbing Taconite Company (Minn.)	33.3%
Hibbing Taconite Company (Minn.)	6.7%
Chisholm Coal Company (Knty.) (a)	100%
Ontario Eveleth Company (Minn.) (a)	100%
Eveleth Mines LLC (Minn.)	15%
Hamilton Land GP Inc. (Can.) (a)	100%
Hamilton Land Limited Partnership (Ont.) (a)	100	%(b)
Lake Erie GP Land Inc. (Can.) (a)	100%
Lake Erie Land Limited Partnership (Ont.) (a)	100	%(b)
CHT Steel Company Inc. (Ont.) (a)	100%
6076483 Canada Inc. (Can.) (a)	100%
Welland Pipe Ltd. (Can.) (a)	100%
6076475 Canada Inc. (Can.) (a)	100%
Stelpipe Ltd. (Can.) (a)	100%
The Stelco Plate Company Ltd. (Can.)	100%
Stelcam Holdings Inc. (Alta.) (a)	100%
Camrose Tubes Limited (Alta.) (a)	100%
Stelco USA, Inc. (Del.) (a)	100%
Commercial Distribution Services, Inc. (Mich.) (a)	100%

(a)	Indicates affiliates that will be guarantors of the New Notes.

(b)	The immediately preceding company owns all of the general partnership interests and Stelco Inc. owns all of the limited partnership interests in the indicated limited partnership.
See Item 4 hereof. Some of the directors and executive officers listed may be deemed to be “affiliates” of the Company by virtue of their positions with the Company.

See Item 5 hereof. The Subscribers (as defined therein) may be deemed to be “affiliates” of the Company by virtue of their respective holdings.
MANAGEMENT AND CONTROL
4.	Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

Each of the directors and executive officers of the Applicant listed below has the following complete mailing address: 386 Wilcox Street, P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1.

Name	Office

Richard Drouin	Director, Chairman of the Board

John E. Caldwell	Director

William P. Cooper	Director

Name	Office

Gary J. Lukassen	Director

Douglas W. Mahaffy	Director

The Honourable Barbara J. McDougall	Director

Courtney Pratt	Director, President and Chief Executive Officer

Colin Osborne	Chief Operating Officer and Executive Vice President, Strategy

William E. Vaughan	Senior Vice President, Finance and Chief Financial Officer

G. Blair Cowper-Smith	Corporate Secretary

Thomas E. Witter	Chief Commercial Officer

Jack E. DiCosimo	Vice President, Operations (Stelco Hamilton)

Bruce N. Futterer	Vice President and General Counsel

Timothy F. Huxley	Vice President, Corporate Affairs

Helen Reeves	Vice President, Corporate Communications and Public Affairs
Effective upon the consummation of the Reorganization, the term of office of the current directors of the Company will terminate, and pursuant to the Court Order, the individuals listed below will be appointed as directors of the Company to hold office for an initial term expiring on the later to occur of one year from the consummation of the Reorganization or the second annual meeting of the Company after the consummation of the Reorganization; provided, however, that if a vacancy arises in the meantime a quorum of directors may fill such vacancy.

Name	Address

J. Peter Gordon	Tricap Management Limited
200-181 Bay Street
Toronto, ON M5E 2T3
Canada

John Lacey	The Alderwoods Group Inc.
1259 Yorkland Road
Toronto, ON M2J 5B2
Canada

Cyrus Madon	Brookfield Asset Management
181 Bay Street, Suite 300
BCE Place, P.O. Box 771
Toronto, ON M5J 2T3
Canada

Tony Molluso	Concert Industries Corp.
1680 Atmec Street
Gatineau, QC J8P 7G7
Canada

Laurie Bennett	2426 Jarvis Street
Mississauga, ON L5C 2P6
Canada

Steve Cohn	Alvarez & Marsal, LLC
600 Lexington Avenue, 6th Floor
New York, NY 10022

Dennis Belcher	225 Church Street
Oakville, ON L6J 1N4
Canada

Pierre Dupuis	1605 Salzberg Crescent
Brossard, QC J4X 1V8
Canada

Courtney Pratt	Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1
Canada

5.	Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

To the best of the knowledge of the Company, as of March 1, 2006, no person beneficially owned or exercised control or direction over more than 10% of the outstanding Series A Convertible Common Shares or the Series B Convertible Common Shares of the Company.

To the best of the knowledge of the Company, upon the consummation of the Reorganization, the entities set forth below will beneficially own or exercise control or direction over more than 10% of the New Common Shares. The amounts and percentages set forth below under “Amount Owned” and “Percentage of Voting Securities Owned” represent what, to the best of the knowledge of the Company as of March 1, 2006, will be the minimum number of New Common Shares and the minimum percentage of voting securities owned by each of Tricap Management Limited, Sunrise Partners Limited Partnership and Appaloosa Management L.P. (collectively, the “Subscribers”) upon the consummation of the Reorganization. Such amounts and percentages will increase to the extent that one or more of the Subscribers receives additional New Common Shares pursuant to the Plan in respect of creditor claims, if any, held by them.

			Percentage of Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
2074600 Ontario Inc. (1) c/o Tricap Management Limited	New Common Shares	9,818,000	37.62%
BCE Place, 181 Bay Street Suite 300, P.O. Box 771 Toronto, ON M5E 1S9 Canada

Sunrise Partners Limited Partnership	New Common Shares	4,959,000	19.00%
C/O Enterprise Capital Management Inc. One Toronto Street, Suite 200 Toronto, ON M5C 2V6 Canada

Appaloosa Management L.P.	New Common Shares	4,959,000	19.00%
26 Main Street, 1st Floor Chatham, New Jersey 07928

(1)	2074600 Ontario Inc. is a wholly-owned subsidiary of Tricap Management Limited (“Tricap”). Tricap is the manager of the Tricap Restructuring Fund (the “Fund”) and is controlled by Brookfield Asset Management Inc. (“Brookfield”). As manager of the Fund, Tricap will exercise voting and dispositive control over the New Common Shares held by 2074600 Ontario Inc., however, such shares will be beneficially owned by the investors in the Fund.
UNDERWRITERS
6.	Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
(a)	None.

(b)	None.
CAPITAL SECURITIES
7.	Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

The following table presents the capitalization, on an unconsolidated basis, of the Company as of February 28, 2006 and as adjusted to give effect to the Reorganization. All dollar amounts are in Canadian dollars.

		Amount	As adjusted to give
	Amount	outstanding as of	effect to the
Title of class	authorized	February 28, 2006	Reorganization

Retractable Unsecured 10.4% Debentures due 2009	$125,000,000	$125,000,000	-0-
Retractable Unsecured 8% Debentures due 2006	$150,000,000	$150,000,000	-0-
Convertible Unsecured Subordinated 9.5% Debentures due 2007	$90,000,000	$90,000,000	-0-
Secured Floating Rates Notes due 2016	$275,000,000 (1)	-0-	$275,000,000 (1)
Secured Revolving Term Loan	$375,000,000	-0-	$375,000,000
Unsecured Province of Ontario Term Loan (2)	$150,000,000	-0-	$150,000,000
Series A Convertible Common Shares	Unlimited	101,339,415	-0-
Series B Convertible Common Shares	Unlimited	904,783	-0-
New Common Shares	Unlimited	-0-	26,100,000 shares

(1)	Plus additional New Notes issuable, at the Company’s option, as or in respect of interest on New Notes. The New Notes will be payable in U.S. Dollars, with the original principal amount being the U.S. equivalent of $275,000,000 at date of issuance.

(2)	In connection with the Unsecured Province of Ontario Term Loan, the Company will issue to the Province seven-year warrants to purchase 851,100 New Common Shares at an exercise price of $11.00 per New Common Share (the “New Province Warrants”). In addition to the issue of the New Province Warrants, the Company will issue to claimholders seven-year warrants to purchase 1,418,500 New Common Shares at an exercise price of $11.00 per New Common Share on the same terms as the terms of the New Province Warrants.
(b)	Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Existing Common Shares. The holders of Series A Convertible Common Shares and Series B Convertible Common Shares are entitled to receive notice of and attend all annual and special meetings of the shareholders of the Company. Each Series A Convertible Common Share and each Series B Convertible Common Share entitles the holder thereof to one vote at all such meetings.

New Common Shares. The holders of New Common Shares shall be entitled to one vote per share at all annual and special meetings of shareholders.
INDENTURE SECURITIES
8.	Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the “1939 Act” or “TIA”).

The New Notes will be a series of Debt Securities under an indenture (the “New Note Platform Indenture”) as supplemented by a first supplemental indenture (the “First Supplemental Indenture”, and together with the New Note Platform Indenture, the “New Note Indenture”), which are to be entered into among the Company, BNY Trust Company of Canada (the “Canadian Trustee”) and The Bank of New York (the “U.S. Trustee”, and together with the Canadian Trustee, the “New Trustees”), as co-trustees. The following is a summary of certain provisions of the New Note Indenture. Capitalized terms used herein and not otherwise defined will have the definitions assigned to such terms in the New Note Indenture. Section references in parentheses refer to sections of the New Note Platform Indenture, unless otherwise stated. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the New Note Indenture.
(A)	Defaults Under the New Note Indenture.
The following are Events of Default with respect to Debt Securities of any series issued under the New Note Indenture:
(i)	if the Company or any Restricted Subsidiary defaults in payment of the principal or premium of the Secured Notes when the same becomes due;

(ii)	if the Company or any Restricted Subsidiary defaults in payment of any interest due on the Secured Notes and such default continues for a period of 30 days;

(iii)	if the Company or any Restricted Subsidiary defaults in the observance or performance of any other covenant or condition in the New Note Indenture or the Security Documents on its part to be observed or performed, the Company specifying such default and requiring the Company to cure the same (which notice may be given by the New Trustees in their discretion and must be given by the New Trustees upon request by the holders of not less than 25% in principal amount of the outstanding Secured Notes), the Company fails to cure such default within a period of 60 days unless the New Trustees (having regard to the subject matter of the neglect or non-observance) agree to a longer period, and in such event, within the period agreed to by the New Trustees (except in the case of a default with respect to Section 9.01 of the New Note Platform Indenture which will constitute an Event of Default with notice but without passage of time);

(iv)	if the Company or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any Restricted Subsidiary pursuant to which the Company or such Restricted Subsidiary has outstanding any Indebtedness in an aggregate amount in excess of Cdn.$50,000,000, and such default has resulted in the acceleration of the maturity of such Indebtedness, provided that such default has not been waived by the obligee prior to the New Trustees taking any action pursuant to the terms of the New Note Indenture or provided that such event of default is not in good faith disputed by the Company or such Restricted Subsidiary, but in that event the Company or such Restricted Subsidiary shall, if the New Trustees so require, give security which, in the reasonable discretion of the New Trustees, is sufficient to pay in full any amount claimed in respect of such dispute in case the acceleration of the obligation is held to be valid;

(v)	if the Company or any Restricted Subsidiary (a) becomes insolvent or generally not able to pay its debts as such debts become due, (b) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (c) institutes or has instituted against it any proceeding seeking (A) to adjudicate it a bankrupt or insolvent, (B) the liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (C) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 10 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (d) takes any corporate action to authorize any of the aforementioned actions;

(vi)	any judgment or order for the payment of money in excess of Cdn.$10,000,000 (which is not covered by third-party insurance as to which the insurer is solvent and has not disclaimed coverage) is rendered against the Company or any Restricted Subsidiary, and either (a) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (b) there is any period of thirty (30) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(vii)	if any material provision of the New Note Indenture and the Security Documents for any reason ceases to be valid, binding and enforceable in accordance with its terms (or the Company or any Restricted Subsidiary party to the New Note Indenture or the Security Documents challenges the enforceability of the New Note Indenture or the Security Documents, or asserts in writing or engages in any action or inaction based on any such assertion that any provision of the New Note Indenture or the Security Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any lien created under the New Note Indenture or the Security Documents ceases to be a valid and perfected lien having the priorities set forth in the Inter-Creditor Agreement (except as otherwise permitted by the New Note Indenture or the Inter-Creditor Agreement) with respect to any of the Collateral purported to be covered thereby. (First Supplemental Indenture, Section 4.01)

(B) Authentication and Delivery; Application of Proceeds.
Debt Securities may be executed on behalf of the Company by any two of the chief executive officer, the president, any executive vice-president or senior vice-president or by any one of the aforesaid officers together with any one of the secretary, the treasurer, or any assistant secretary or assistant treasurer of the Company. The Debt Securities may, but need not, be under the corporate seal of the Company or a reproduction thereof (which reproduction shall for such purposes be deemed to be the corporate seal of the Company). The signature of any of these officers on the Debt Securities may be manual or facsimile. (Section 2.05)
At any time and from time to time after the execution and delivery of the New Note Indenture, the Company may deliver Debt Securities executed on behalf of the Company to the New Trustees for certification or authentication, pursuant to and together with an Order of the Company applicable thereto and evidence of compliance in accordance with the provisions of the New Note Indenture and Applicable Law. Upon receipt by the New Trustees of such documentation, the New Trustees shall certify or authenticate and deliver such Debt Securities in the manner specified in such Order of the Company. (Section 2.06)
No Holder shall be entitled to any right or benefit under the New Note Indenture with respect to a Debt Security, and such Debt Security will not be valid or binding for any purpose, unless such Debt Security has been certified or authenticated, substantially in the form provided for in the related Supplemental Indenture, by the New Trustees, as evidenced by the manual signature of an authorized signing officer of the New Trustees. Such certification or authentication upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been issued under the New Note Indenture and is a valid obligation of the Company and that the Holder is entitled to the benefit thereof. (Section 2.06)
(C) Release and Substitution of Property Subject to Lien.
The New Trustees will not at any time release Collateral from the lien created by the New Note Indenture and the Security Documents unless such release is in accordance with the provisions of the New Note Indenture, the Security Documents, including the Inter-Creditor Agreement (so long as the Inter-Creditor Agreement remains in effect), including any requirement to obtain an opinion of counsel. (First Supplemental Indenture, Section 9.03)
The release of any Collateral from the terms of the Security Documents will not be deemed to impair the security interest created by the New Note Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the New Note Indenture and the Security Documents. (First Supplemental Indenture, Section 9.03)
At any time at which an Event of Default shall have occurred and be continuing, no release of Collateral pursuant to the provisions of the New Note Indenture and the Secured Note Loan Documents shall be effective as against the Noteholders, except in accordance with the terms of the Security Documents and the Inter-Creditor Agreement. (First Supplemental Indenture, Section 9.03)
Subject to and in accordance with the provisions of the New Note Indenture and the Security Documents, so long as no Event of Default has occurred and is continuing, the Company, each Restricted Subsidiary and each Unrestricted Subsidiary, as the case may be, shall have the right to remain in possession and retain exclusive control of the Collateral (other than trust monies held by the New Trustees or any other Person pursuant to the New Note Indenture), to sell or otherwise dispose of inventory in the ordinary course of business, to collect, sell or otherwise dispose of accounts receivable in the ordinary course of business, to operate, manage, develop, lease, use, consume and enjoy the Collateral, to alter or repair any Collateral consisting of Equipment so long as such alterations and repairs do not diminish the value thereof or impair the lien of the Security Documents thereon and to collect, receive, use, invest and dispose of the reversions, remainders, interest, rents, lease payments, issues, profits, revenues, proceeds and other income thereof. (First Supplemental Indenture, Section 9.04)

The Company, each Restricted Subsidiary and each Unrestricted Subsidiary, as applicable, will be entitled to obtain a full release of all of the Collateral from the lien of the New Note Indenture and of the Security Documents upon compliance with the conditions precedent for a release upon full payment of the Secured Notes or upon compliance with the conditions precedent set forth in the New Note Indenture for satisfaction and discharge of the New Note Indenture or for defeasance of the Secured Notes as set forth in the New Note Indenture. Upon delivery by the Company to the New Trustees of a certificate of the Company and an opinion of counsel, each to the effect that such conditions precedent have been complied with, the New Trustees will forthwith take all necessary action (at the request of and the expense of the Company) to release and reconvey to the Company, each Restricted Subsidiary and each Unrestricted Subsidiary, as applicable, all of the Collateral, and will deliver such Collateral in its possession to the Company, including, without limitation, the execution and delivery of releases and satisfactions wherever required. (First Supplemental Indenture, Section 9.05)
The Company, any Restricted Subsidiary and any Unrestricted Subsidiary will be entitled to obtain a release of, and the New Trustees will release, items of Collateral taken by eminent domain or expropriation or sold pursuant to the exercise by Canada, the United States of America or any State, municipality, province or governmental authority thereof of any right which it may then have to purchase, or to designate a purchaser or to order a sale of, all or part of the Collateral, upon compliance with the conditions precedent that the Company, the Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, will have delivered to the New Trustees the following:
(i)	a certificate of the Corporation certifying that (a) such Collateral has been taken by eminent domain or expropriation and the amount of the award therefor, or that such property has been sold pursuant to a right vested in Canada, the United States of America, or a State, municipality, province or other governmental authority thereof to purchase, or to designate a purchaser, or order a sale of such Collateral and the amount of the proceeds of such sale, and (b) all conditions precedent to such release have been complied with; and

(ii)	an opinion of counsel to the effect that all conditions precedent to such release have been complied with.
Upon compliance by the Company with, to the extent applicable, the conditions precedent set forth above, the New Trustees will cause to be released and reconveyed to the Company, the Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, the Collateral property taken by eminent domain or expropriation or sold as described immediately above. Cash equal to the amount of the award for such property or the proceeds of such sale shall be held or used in accordance with the Security Documents. (First Supplemental Indenture, Section 9.05)
So long as no Event of Default has occurred and is continuing or would result, the Company, each Restricted Subsidiary and each Unrestricted Subsidiary may, without any prior release or consent by the New Trustees, (a) conduct ordinary course activities in respect of the Collateral which do not individually or in the aggregate adversely affect the value of the Collateral, including: selling or otherwise disposing of cash equivalents; selling or otherwise disposing of inventory in the ordinary course of business; collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; selling or otherwise disposing of any property subject to the lien of the New Note Indenture and the Security Documents which has become worn out or obsolete and is no longer used or useful in the operation of the Company’s business or through the replacement by property of substantially equivalent or greater value; abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the lien of the New Note Indenture or any of the Security Documents; surrendering or modifying any franchise, license or permit subject to the lien of the New Note Indenture or any of the Security Documents which it may own or under which it may be operating; altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; demolishing, dismantling, tearing down or scrapping any fixed asset or abandoning any thereof; granting a nonexclusive license of any intellectual property; and abandoning intellectual property which has become obsolete and not used in the business, and (b) sell or otherwise dispose of any Collateral provided such sale or disposition is in accordance with the terms of the Security Documents. (First Supplemental Indenture, Section 9.06)

To the extent applicable, and in addition to any other requirements of the New Note Indenture, the Company (on its own and on behalf of each Restricted Subsidiary and each Unrestricted Subsidiary) will cause Section 314(d)(1) of the TIA relating to the release of property or securities from the lien thereof and of the Security Documents to be complied with. Neither the Company, any Restricted Subsidiary nor any Unrestricted Subsidiary, as applicable, shall be required to comply with the first sentence of this paragraph in respect of transactions undertaken pursuant to clause (a) of the preceding paragraph, provided that the Company shall deliver to the New Trustees on or before September 30, 2006 and within 60 days following each December 31 and June 30 thereafter a certificate (signed by two officers) to the effect that all of the transactions undertaken by the Company, any Restricted Subsidiary and any Unrestricted Subsidiary pursuant to clause (a) of the preceding paragraph during the preceding semi-annual period were in the ordinary course of the Company’s, any Restricted Subsidiary’s and any Unrestricted Subsidiary’s, as the case may be, business and that all proceeds therefrom were used by the Company, any Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, as permitted by the New Note Indenture and the Security Documents. (First Supplemental Indenture, Section 9.12)
The fair value of Collateral released from the lien of the New Note Indenture and the Security Documents pursuant to clause (a) of the paragraph prior to the preceding paragraph will not be considered in determining whether the aggregate fair value of Collateral released from the lien of the New Note Indenture and the Security Documents in any calendar year exceeds the 10% threshold specified in Section 314(d)(1) of the TIA; provided that the Company’s, any Restricted Subsidiary’s or any Unrestricted Subsidiary’s right to rely on this sentence at any time is conditioned upon the Company having furnished to the New Trustees the certificates described in the preceding paragraph that were required to be furnished to the New Trustees at or prior to such time. It is expressly understood that the preceding paragraph and this paragraph relate only to the Company’s obligations under the TIA and will not restrict or otherwise affect the Company’s and its subsidiaries’ rights or abilities to release Collateral pursuant to the terms of the New Note Indenture and the Security Documents or as otherwise permitted by the New Trustees under the New Note Indenture and the Security Documents. (First Supplemental Indenture, Section 9.12)
Notwithstanding anything to the contrary, the Company, any Restricted Subsidiary nor any Unrestricted Subsidiary, as applicable, will be required to comply with all or any portion of Section 314(d) of the TIA if the Company determines, in good faith based on advice of counsel, that, under the terms of (a) Section 314(d) of the TIA, or (b) any interpretation or guidance, or both, as to the meaning thereof of the Securities and Exchange Commission or its staff, including publicly available “no action” letters or exemption orders, all or any portion of Section 314(d) of the TIA is inapplicable to all or any part of the Collateral or the release, deposit or substitution thereof. (First Supplemental Indenture, Section 9.12)
(D) Satisfaction and Discharge.
The New Note Indenture will, upon Request of the Company, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities provided for therein, rights to receive payments of principal of (and premium, if any) and interest thereon and as to any indemnification of the New Trustees by the Company), and the New Trustees will execute proper instruments acknowledging satisfaction and discharge of the New Note Indenture, when:
(a)	either:
(i)	all Debt Securities theretofore certified and delivered (other than (a) Debt Securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.12 of the New Note Platform Indenture, and (b) Debt Securities for whose payment money has theretofore been irrevocably deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 5.03 of the New Note Platform Indenture) have been delivered to the New Trustees for cancellation; or

(ii)	all such Debt Securities not theretofore delivered to the New Trustees for cancellation:
A.	have become due and payable;

B.	will become due and payable at their Stated Maturity within one year; or

C.	are to be called for redemption within one year under arrangements satisfactory to the New Trustees for the giving of notice by the New Trustees in the name, and at the expense, of the Company;
and the Company, in the case of the provisions outlined in paragraphs (a)(ii) A., B. or C. above, has irrevocably deposited or caused to be deposited with the New Trustees as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities and coupons for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities and coupons that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;
(b)	the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)	the Company has delivered to the New Trustees a certificate of the Company and an opinion of counsel stating that all conditions precedent herein provided related to the satisfaction and discharge of the New Note Indenture have been complied with. (Section 12.11)
(E) Evidence of Compliance with Conditions and Covenants.
The Company will, on or before June 1 in each year and at any other reasonable time if requested by the New Trustees, furnish to the New Trustees a certificate of the Company stating that the Company (and each Restricted Subsidiary) has complied with all covenants, conditions and other requirements contained in the Secured Note Loan Documents, non-compliance with which would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default thereunder or, if such is not the case, specifying the covenant, condition or other requirement that has not been complied with and giving particulars of such non-compliance and its current status and the action, if any, the Company has taken or proposes to take with respect thereto to eliminate such circumstance and remedy such Event of Default, as the case may be. (Section 5.04)
The Company will promptly notify the New Trustees in writing upon becoming aware of the occurrence of any Event of Default and provide the New Trustees with a certificate of the Company specifying any such Event of Default, its current status and the action, if any, the Company has taken or proposes to take with respect to remedying any such Event of Default. (Section 5.04)
If the Debt Securities of any series are secured by a mortgage or pledge of property, the Company will comply with Section 314(b) of the TIA. (Section 5.04) As such, the Company will furnish to the New Trustees (a) promptly after the execution and delivery of the indenture, an opinion of counsel either stating that in the opinion of such counsel the indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective, and (b) at least annually after the execution and delivery of the indenture, an opinion of counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refiling of the indenture as is necessary to maintain the lien of such indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien.
Upon any request or application by the Company to the New Trustees to take or refrain from taking any action under the New Note Indenture, the Company will furnish upon request to the New Trustees evidence of compliance with the conditions precedent provided for in the New Note Indenture. Such evidence will consist of: (a) a certificate of the Company, and (b) an opinion of counsel, each stating that such conditions precedent of the New Note Indenture have been complied with in accordance with the terms of the New Note Indenture. Evidence furnished to the New Trustees under these provisions of the New Note Indenture must include the statements required by Section 314(e) of the 1939 Act. (Sections 13.05 and 13.06)
9.	Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

Each of the affiliates listed in Item 3 above that is specifically designated by footnote (a) will be a guarantor of the New Notes. The mailing address of each of the guarantors is c/o Stelco Inc., 386 Wilcox Street, P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1.

10.	Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 16 consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York as co-trustee under the New Note Indenture is filed as an exhibit hereto.

(c)	The following exhibits in addition to those filed as a part of the Form T-1:

Exhibit Number	Description
T3A	Articles of Incorporation of Stelco Inc. (incorporated by reference to Exhibit T3A to the Company’s Form T-3 (SEC File No. 022-28792))

T3B	By-Laws of Stelco Inc. (incorporated by reference to Exhibit T3B to the Company’s Form T-3 (SEC File No. 022-28792))

T3C.1	Form of Indenture among Stelco Inc., BNY Trust Company of Canada and The Bank of New York, as co-trustees (the Form of Guarantee appears as Schedule A thereto)

T3C.2	Form of First Supplemental Indenture among Stelco Inc., BNY Trust Company of Canada and The Bank of New York, as co-trustees, relating to the Secured Floating Rates Notes due 2016

T3D.1	Claims Procedure Order and Meeting Order of Ontario Superior Court of Justice (included as Exhibits C and D to the Information Circular filed as Exhibit T3E.1 hereto) (incorporated by reference to Exhibit T3D.1 to the Company’s Form T-3 (SEC File No. 022-28792))

T3D.2	Sanction Order of Ontario Superior Court of Justice approving the Reorganization dated January 20, 2006

T3D.3	Order of Ontario Superior Court of Justice dated March 9, 2006

T3D.4*	Further Order of Ontario Superior Court of Justice approving certain amendments to the Third Amended and Restated Plan

T3E.1	Notice of Proceedings and Meetings and Information Circular of Stelco Inc. (incorporated by reference to Exhibit T3E.1 to the Company’s Form T-3 (SEC File No. 022-28792))

T3E.2	Form of Proxy for Claimholders (included in the Meeting Order included as Exhibit D to the Information Circular filed as Exhibit T3E.1 hereto) (incorporated by reference to Exhibit T3E.2 to the Company’s Form T-3 (SEC File No. 022-28792))

T3E.3	Third Amended and Restated Plan of Arrangement and Reorganization dated December 9, 2005 (included as Exhibit A to the Sanction Order filed as Exhibit T3D.2 hereto)

T3E.4	Stelco Inc. Updated Information Report dated December 5, 2005

T3E.5	Stelco Inc. Second Updated Information Report dated December 8, 2005

T3E.6	Stelco Inc. Third Updated Information Report dated December 20, 2005

T3E.7	Media Release titled “Stelco to Seek Court Order Concerning Issuance of Floating Rates Notes” dated March 7, 2006

T3E.8	Notice of Motion to the Ontario Superior Court of Justice dated March 7, 2006

T3F	See the Cross-Reference Table contained in the Form of Indenture filed as Exhibit T3C.1

25.3	Form T-l of The Bank of New York for Secured Floating Rates Notes due 2016

*	To be filed by amendment

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stelco Inc., a corporation organized and existing under the laws of Canada, has duly caused this Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Hamilton, Province of Ontario, Canada, on the 21st of March, 2006.

STELCO INC.
[SEAL]	By:	/s/ William E. Vaughan
	Name:	William E. Vaughan
	Title:	Senior Vice President, Finance and Chief Financial Officer

Attest:	By:	/s/ Thomas E. Witter
	Name:	Thomas E. Witter
	Title:	Chief Commercial Officer

EXHIBITS TO
STELCO INC.
APPLICATION FOR QUALIFICATION
OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
ON FORM T-3

EXHIBIT INDEX

Exhibit Number	Description
T3A	Articles of Incorporation of Stelco Inc. (incorporated by reference to Exhibit T3A to the Company’s Form T-3 (SEC File No. 022-28792))

T3B	By-Laws of Stelco Inc. (incorporated by reference to Exhibit T3B to the Company’s Form T-3 (SEC File No. 022-28792))

T3C.1	Form of Indenture among Stelco Inc., BNY Trust Company of Canada and The Bank of New York, as co-trustees (the Form of Guarantee appears as Schedule A thereto)

T3C.2	Form of First Supplemental Indenture among Stelco Inc., BNY Trust Company of Canada and The Bank of New York, as co-trustees, relating to the Secured Floating Rates Notes due 2016

T3D.1	Claims Procedure Order and Meeting Order of Ontario Superior Court of Justice (included as Exhibits C and D to the Information Circular filed as Exhibit T3E.1 hereto) (incorporated by reference to Exhibit T3D.1 to the Company’s Form T-3 (SEC File No. 022-28792))

T3D.2	Sanction Order of Ontario Superior Court of Justice approving the Reorganization dated January 20, 2006

T3D.3	Order of Ontario Superior Court of Justice dated March 9, 2006

T3D.4*	Further Order of Ontario Superior Court of Justice approving certain amendments to the Third Amended and Restated Plan

T3E.1	Notice of Proceedings and Meetings and Information Circular of Stelco Inc. (incorporated by reference to Exhibit T3E.1 to the Company’s Form T-3 (SEC File No. 022-28792))

T3E.2	Form of Proxy for Claimholders (included in the Meeting Order included as Exhibit D to the Information Circular filed as Exhibit T3E.1 hereto) (incorporated by reference to Exhibit T3E.2 to the Company’s Form T-3 (SEC File No. 022-28792))

T3E.3	Third Amended and Restated Plan of Arrangement and Reorganization dated December 9, 2005 (included as Exhibit A to the Sanction Order filed as Exhibit T3D.2 hereto)

T3E.4	Stelco Inc. Updated Information Report dated December 5, 2005

T3E.5	Stelco Inc. Second Updated Information Report dated December 8, 2005

T3E.6	Stelco Inc. Third Updated Information Report dated December 20, 2005

T3E.7	Media Release titled “Stelco to Seek Court Order Concerning Issuance of Floating Rates Notes” dated March 7, 2006

T3E.8	Notice of Motion to the Ontario Superior Court of Justice dated March 7, 2006

T3F	See the Cross-Reference Table contained in the Form of Indenture filed as Exhibit T3C.1

25.3	Form T-l of The Bank of New York for Secured Floating Rates Notes due 2016

*	To be filed by amendment